GENOMIC HEALTH, INC.
301 Penobscot Drive
Redwood City, CA 94063
(650) 556-9300
November 13, 2008
VIA EDGAR AND FACSIMILE
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Genomic Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-51541
Dear Mr. Reynolds:
This letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Genomic Health, Inc. (the “Company”) dated October 30, 2008. The response corresponds to the headings and numbered comments in the letter from the Staff.
Executive Compensation
1.	We note the statement on page 10 that your philosophy is to align compensation with “corporate and financial objectives.” You also refer to the performance of the company in connection with the board committee “setting the level of cash and equity compensation for executive officers.” Please revise future filings to briefly explain in quantitative and qualitative terms what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions. See Item 402(b)(2)(v) of Regulation S-K. Please confirm that future filings will contain such disclosure and provide a description of it in your response letter. In this regard, please advise us if compensation of executive officers involves performance targets or “achievement of corporate goals,” as referenced on page 12.

Response:
Please be advised that the establishment of compensation of the Company’s executive officers for 2007 did not involve performance targets or metrics or achievement of specifically defined qualitative corporate goals. Instead, the Compensation Committee established compensation for executive officers based on the factors set forth in the second paragraph under “Implementing Our Objectives” on page 10 and, with respect to the cash bonuses paid to executive officers, which we note represented less than 10% of overall cash compensation for each of the named executive officers, an overall assessment of the Company’s business (and progress in its business) and an assessment of individual achievements. The reference on page 12 to “achievement of corporate goals” is made in the context of noting that, while bonuses for non-executive employees were based in part on achievement of corporate goals, bonuses for executive officers were determined based on an “assessment of corporate and individual achievements.” The Company is cognizant of the disclosure obligations under Item 402(b)(2)(v) of Regulation S-K and, should the Compensation Committee consider specific items of corporate performance or achievement of quantitative or qualitative goals in the future, it will provide responsive disclosure. To the extent that future executive officer compensation is based, as it was for 2007, on an overall assessment of corporate and individual achievements, the Company will consider adding a description of relevant achievements that were considered in the Compensation Committee’s determination.
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In connection with the foregoing response to the Staff’s comment, we hereby acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randal W. Scott Randal W. Scott, Ph.D.
Chief Executive Officer
Genomic Health, Inc.
cc: Stanton D. Wong